PLAINS ALL AMERICAN PIPELINE, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002

September 28, 2006

Via Facsimile (202) 772-9368 and EDGAR Submission

Securities and Exchange Commission
450 Fifth Street, NW.
Washington, D.C. 20549-0405
Attention: Carmen Moncada-Terry

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-135712) of Plains All American Pipeline, L.P. (the "Company")

Ladies and Gentlemen;

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4 (the "Registration Statement") be accelerated so that such Registration Statement will become effective at 11:00 a.m. (EST) on September 29, 2006, or as soon as practicable thereafter.

        The Company hereby acknowledges to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff of the Division of Corporation Finance (the "Staff') acting pursuant to delegated authority, declare the Registration Statement effective, it (i) does not foreclose the Commission from taking any action with respect to the Registration Statement and (ii) does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call the undersigned at (713) 646-4484 with any questions regarding this matter.

Very truly yours,
PLAINS ALL AMERICAN PIPELINE, L.P.
By:	Plains AAP, L.P., its general partner
By:	Plains All American GP LLC, its general partner
By:	/s/ TIM MOORE
	Name:	Tim Moore
	Title:	Vice President